
Bangkok Bank
ธนาคารกรุงเทพ



10015909

May 14, 2010

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the audited financial statements for the 1st quarter 2010 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Ayuth Krishnamara
Executive Vice President

Tel. (662) 230-2365
Fax (662) 230-1573

dlw 6/21

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the separate balance sheet of Bangkok Bank Public Company Limited as at March 31, 2010, and the related consolidated and separate statements of income, changes in shareholders' equity and cash flows for the quarters ended March 31, 2010 and 2009. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. The Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and separate financial statements of the Bank referred to in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the separate financial statements of the Bank for the year ended December 31, 2009, and expressed an unqualified opinion in our report dated February 23, 2010. The consolidated and separate balance sheets as at December 31, 2009, presented herein for comparison, have been derived from such financial statements which we have audited and reported on. We have not performed any other audit procedures subsequent to such report date.

Permsak Wongpatcharapakorn
Certified Public Accountant (Thailand)
Registration No. 3427
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
May 11, 2010

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2010 AND DECEMBER 31, 2009

Baht : '000

	Notes	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		March 31, 2010 (Unaudited)	December 31, 2009	March 31, 2010 (Unaudited)	December 31, 2009
ASSETS					
CASH		31,563,706	35,779,903	31,473,279	35,675,087
INTERBANK AND MONEY MARKET ITEMS	4.9				
Domestic items					
Interest bearing		166,104,551	133,878,073	165,534,248	133,028,764
Non-interest bearing		11,299,311	7,814,131	10,033,391	7,685,197
Foreign items					
Interest bearing		74,037,049	74,013,875	64,871,677	72,119,531
Non-interest bearing		15,568,628	15,068,741	15,062,069	10,565,376
Total interbank and money market items, net		267,009,539	230,774,820	255,501,385	223,398,868
INVESTMENTS	4.2 , 4.9				
Current investments, net		86,182,206	109,428,337	84,383,062	108,439,679
Long-term investments, net		243,146,281	233,149,997	240,330,248	231,205,939
Investments in subsidiaries and associated companies, net		579,836	562,529	25,594,599	25,595,920
Total investments, net		329,908,323	343,140,863	350,307,909	365,241,538
LOANS AND ACCRUED INTEREST RECEIVABLE	4.3				
Loans		1,146,018,488	1,143,287,493	1,101,559,187	1,101,344,631
Accrued interest receivable		1,934,509	2,173,410	1,841,190	2,088,182
Total loans and accrued interest receivable		1,147,952,997	1,145,460,903	1,103,400,377	1,103,432,813
Less Allowance for doubtful accounts		(62,571,612)	(60,516,855)	(60,128,133)	(58,113,541)
Less Revaluation allowance for debt restructuring		(4,394,744)	(4,628,067)	(4,394,744)	(4,628,067)
Total loans and accrued interest receivable, net		1,080,986,641	1,080,315,981	1,038,877,500	1,040,691,205
PROPERTIES FOR SALE, NET	4.9	32,021,725	33,568,848	26,678,075	27,504,229
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES		431,304	414,254	431,304	414,254
PREMISES AND EQUIPMENT, NET		29,062,684	29,504,043	28,755,445	29,205,437
DERIVATIVE REVALUATION		9,491,415	6,445,899	9,397,862	6,437,655
OTHER ASSETS, NET		10,622,468	11,987,005	10,178,228	11,624,145
TOTAL ASSETS		1,791,097,805	1,771,931,616	1,751,600,987	1,740,192,418

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT MARCH 31, 2010 AND DECEMBER 31, 2009

Baht : '000

	Notes	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
LIABILITIES AND SHAREHOLDERS' EQUITY		(Unaudited)		(Unaudited)	
DEPOSITS					
Deposits in Baht		1,226,580,368	1,244,108,085	1,226,607,959	1,244,107,818
Deposits in foreign currencies		114,362,941	116,607,436	95,735,299	98,869,504
Total deposits		1,340,943,309	1,360,715,521	1,322,343,258	1,342,977,322
INTERBANK AND MONEY MARKET ITEMS					
Domestic items					
Interest bearing		56,473,697	35,782,506	56,985,768	36,734,338
Non-interest bearing		4,256,237	3,786,535	4,264,699	3,793,422
Foreign items					
Interest bearing		49,413,655	45,662,893	33,873,831	35,059,350
Non-interest bearing		6,065,070	4,170,025	6,154,284	4,293,064
Total interbank and money market items		116,208,659	89,401,959	101,278,582	79,880,174
LIABILITIES PAYABLE ON DEMAND		8,142,335	7,968,130	8,100,390	7,946,942
BORROWINGS	4.4				
Short-term borrowings		69,630,067	71,548,455	69,930,067	71,748,455
Long-term borrowings		8,112,913	8,574,103	8,112,913	8,574,103
Total borrowings		77,742,980	80,122,558	78,042,980	80,322,558
BANK'S LIABILITIES UNDER ACCEPTANCES		431,304	414,254	431,304	414,254
PROVISIONS FOR CONTINGENCIES		4,444,733	4,400,723	4,444,733	4,400,723
DERIVATIVE REVALUATION		6,435,066	4,792,988	6,343,976	4,783,366
OTHER LIABILITIES		30,500,512	26,653,753	27,311,011	24,751,470
TOTAL LIABILITIES		1,584,848,898	1,574,469,886	1,548,296,234	1,545,476,809

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT MARCH 31, 2010 AND DECEMBER 31, 2009

Baht : '000

	Notes	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)		(Unaudited)		(Unaudited)	
SHAREHOLDERS' EQUITY					
SHARE CAPITAL	4.5				
Registered share capital					
1,655,000 preferred shares of Baht 10 each		16,550	16,550	16,550	16,550
3,998,345,000 ordinary shares of Baht 10 each		39,983,450	39,983,450	39,983,450	39,983,450
Issued and paid-up share capital					
1,908,842,894 ordinary shares of Baht 10 each		19,088,429	19,088,429	19,088,429	19,088,429
PREMIUM ON ORDINARY SHARE CAPITAL		56,346,232	56,346,232	56,346,232	56,346,232
UNREALIZED INCREMENT PER LAND APPRAISAL		10,191,315	10,191,315	10,191,315	10,191,315
UNREALIZED INCREMENT PER PREMISES APPRAISAL		4,368,297	4,590,840	4,368,297	4,590,840
UNREALIZED GAINS ON INVESTMENTS		16,621,332	13,158,418	16,635,819	13,175,307
FOREIGN EXCHANGE ADJUSTMENT		(2,811,184)	(2,071,785)	(1,405,005)	(1,198,051)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE		45,400	45,400	-	-
RETAINED EARNINGS	4.7				
Appropriated					
Legal reserve		14,000,000	14,000,000	14,000,000	14,000,000
Others		56,500,000	56,500,000	56,500,000	56,500,000
Unappropriated		31,182,310	24,927,283	27,579,666	22,021,537
TOTAL		205,532,131	196,776,132	203,304,753	194,715,609
MINORITY INTEREST		716,776	685,598	-	-
TOTAL SHAREHOLDERS' EQUITY		206,248,907	197,461,730	203,304,753	194,715,609
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,791,097,805	1,771,931,616	1,751,600,987	1,740,192,418
OFF-BALANCE SHEET ITEMS-CONTINGENCIES	4.8				
AVALS TO BILLS AND GUARANTEES OF LOANS		7,409,064	6,748,343	7,238,725	6,575,621
LIABILITY UNDER UNMATURED IMPORT BILLS		10,547,488	11,570,792	10,401,992	11,194,671
LETTERS OF CREDIT		31,333,831	29,775,066	30,114,541	29,286,016
OTHER CONTINGENCIES		972,707,024	987,266,165	969,086,153	985,194,359

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31, 2010 AND 2009

(Unaudited)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2010	2009	2010	2009
INTEREST AND DIVIDEND INCOME				
Interest on loans	12,641,342	14,905,799	12,277,138	14,796,884
Interest on interbank and money market items	583,964	583,969	551,283	556,293
Investments	2,005,174	2,250,162	2,026,418	2,325,057
Total interest and dividend income	15,230,480	17,739,930	14,854,839	17,678,234
INTEREST EXPENSES				
Interest on deposits	2,035,709	4,411,151	1,950,295	4,324,206
Interest on interbank and money market items	307,895	243,782	238,898	233,280
Interest on short-term borrowings	200,494	571,878	201,618	561,019
Interest on long-term borrowings	348,462	369,284	348,462	369,284
Total interest expenses	2,892,560	5,596,095	2,739,273	5,487,789
NET INTEREST AND DIVIDEND INCOME	12,337,920	12,143,835	12,115,566	12,190,445
BAD DEBT AND DOUBTFUL ACCOUNTS	2,270,080	2,951,261	2,190,709	2,934,645
LOSS ON DEBT RESTRUCTURING (REVERSAL)	(219,548)	(979,767)	(219,548)	(979,767)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	10,287,388	10,172,341	10,144,405	10,235,567
NON-INTEREST INCOME				
Gain on investments	592,522	307,812	596,840	299,683
Gain on equity	28,781	105,771	-	-
Fees and service income				
Acceptances, aval and guarantees	32,554	20,959	32,531	20,959
Others	5,521,793	4,691,237	5,070,014	4,491,074
Gain on exchange	965,621	1,118,172	955,664	1,106,965
Gain on disposal of assets	1,126,668	214,105	220,745	155,284
Other income	156,980	227,850	157,623	204,512
Total non-interest income	8,424,919	6,685,906	7,033,417	6,278,477
NON-INTEREST EXPENSES				
Personnel expenses	3,982,212	3,631,046	3,672,388	3,506,693
Premises and equipment expenses	1,798,191	1,763,271	1,713,497	1,722,689
Taxes and duties	605,305	682,431	587,757	683,092
Fees and service expenses	1,233,816	1,073,193	1,209,904	1,056,112
Directors' remuneration	17,468	18,641	15,450	16,950
Contributions to the Deposit Protection Agency	1,253,843	1,188,842	1,253,843	1,188,842
Other expenses	944,958	1,374,284	878,533	1,348,756
Total non-interest expenses	9,835,793	9,731,708	9,331,372	9,523,134
INCOME BEFORE INCOME TAX	8,876,514	7,126,539	7,846,450	6,990,910
INCOME TAX EXPENSES	2,797,617	2,250,146	2,510,864	2,237,091
NET INCOME	6,078,897	4,876,393	5,335,586	4,753,819
ATTRIBUTABLE TO				
Equity holders of the Bank	6,032,484	4,868,628	5,335,586	4,753,819
Minority interest	46,413	7,765	-	-
	6,078,897	4,876,393	5,335,586	4,753,819
BASIC EARNINGS PER SHARE (BAHT)	3.16	2.55	2.80	2.49
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (THOUSAND SHARES)	1,908,843	1,908,843	1,908,843	1,908,843

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE QUARTERS ENDED MARCH 31, 2010 AND 2009

(Unaudited)

Baht : '000

CONSOLIDATED FINANCIAL STATEMENTS

	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Unrealized Gains on Investment	Foreign Exchange Adjustment	Unrealized Gains Resulting from the Sale of Shares of a Subsidiary to the Public in Excess of Book Value	Retained Earnings			Total equity attributable to the Bank's shareholders	Minority Interest	Total
								Appropriated		Unappropriated			
								Legal Reserve	Others				
Balance as at January 1, 2009	19,088,429	56,346,232	10,191,315	5,493,374	5,886,724	(1,566,131)	45,400	13,000,000	46,500,000	19,987,235	174,972,578	630,437	175,603,015
Unrealized increment per premises appraisal decrease	-	-	-	(222,543)	-	-	-	-	-	-	(222,543)	-	(222,543)
Unrealized gains on investment decrease	-	-	-	-	(1,213,356)	-	-	-	-	-	(1,213,356)	(8,057)	(1,221,413)
Foreign exchange adjustment	-	-	-	-	-	(183,710)	-	-	-	-	(183,710)	-	(183,710)
Gains (losses) recognised in equity	-	-	-	(222,543)	(1,213,356)	(183,710)	-	-	-	-	(1,619,609)	(8,057)	(1,627,666)
Net income	-	-	-	-	-	-	-	-	-	4,868,628	4,868,628	7,765	4,876,393
Total recognised gains (losses) for the quarter	-	-	-	(222,543)	(1,213,356)	(183,710)	-	-	-	4,868,628	3,249,019	(292)	3,248,727
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	222,543	222,543	-	222,543
Dividend paid	-	-	-	-	-	-	-	-	-	-	-	(7,000)	(7,000)
Balance as at March 31, 2009	19,088,429	56,346,232	10,191,315	5,270,831	4,673,368	(1,749,841)	45,400	13,000,000	46,500,000	25,078,406	178,444,140	623,145	179,067,285
													-
Balance as at January 1, 2010	19,088,429	56,346,232	10,191,315	4,590,840	13,158,418	(2,071,785)	45,400	14,000,000	56,500,000	24,927,283	196,776,132	685,598	197,461,730
Unrealized increment per premises appraisal decrease	-	-	-	(222,543)	-	-	-	-	-	-	(222,543)	-	(222,543)
Unrealized gains on investment increase	-	-	-	-	3,462,914	-	-	-	-	-	3,462,914	2,265	3,465,179
Foreign exchange adjustment	-	-	-	-	-	(739,399)	-	-	-	-	(739,399)	-	(739,399)
Gains (losses) recognised in equity	-	-	-	(222,543)	3,462,914	(739,399)	-	-	-	-	2,500,972	2,265	2,503,237
Net income	-	-	-	-	-	-	-	-	-	6,032,484	6,032,484	46,413	6,078,897
Total recognised gains (losses) for the quarter	-	-	-	(222,543)	3,462,914	(739,399)	-	-	-	6,032,484	8,533,456	48,678	8,582,134
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	222,543	222,543	-	222,543
Dividend paid	-	-	-	-	-	-	-	-	-	-	-	(17,500)	(17,500)
Balance as at March 31, 2010	19,088,429	56,346,232	10,191,315	4,368,297	16,621,332	(2,811,184)	45,400	14,000,000	56,500,000	31,182,310	205,532,131	716,776	206,248,907

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2010 AND 2009

(Unaudited)

Baht : '000

	SEPARATE FINANCIAL STATEMENTS									
	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Unrealized Gains on Investment	Foreign Exchange Adjustment	Retained Earnings			Total
							Appropriated		Unappropriated	
							Legal Reserve	Others		
Balance as at January 1, 2009	19,088,429	56,346,232	10,191,315	5,493,374	5,866,700	(1,107,236)	13,000,000	46,500,000	17,798,507	173,177,321
Unrealized increment per premises appraisal decrease	-	-	-	(222,543)	-	-	-	-	-	(222,543)
Unrealized gains on investment decrease	-	-	-	-	(1,169,597)	-	-	-	-	(1,169,597)
Foreign exchange adjustment	-	-	-	-	-	(79,989)	-	-	-	(79,989)
Gains (losses) recognised in equity	-	-	-	(222,543)	(1,169,597)	(79,989)	-	-	-	(1,472,129)
Net income	-	-	-	-	-	-	-	-	4,753,819	4,753,819
Total recognised gains (losses) for the quarter	-	-	-	(222,543)	(1,169,597)	(79,989)	-	-	4,753,819	3,281,690
Depreciation of building appraisal	-	-	-	-	-	-	-	-	222,543	222,543
Balance as at March 31, 2009	19,088,429	56,346,232	10,191,315	5,270,831	4,697,103	(1,187,225)	13,000,000	46,500,000	22,774,869	176,681,554
Balance as at January 1, 2010	19,088,429	56,346,232	10,191,315	4,590,840	13,175,307	(1,198,051)	14,000,000	56,500,000	22,021,537	194,715,609
Unrealized increment per premises appraisal decrease	-	-	-	(222,543)	-	-	-	-	-	(222,543)
Unrealized gains on investment increase	-	-	-	-	3,460,512	-	-	-	-	3,460,512
Foreign exchange adjustment	-	-	-	-	-	(206,954)	-	-	-	(206,954)
Gains (losses) recognised in equity	-	-	-	(222,543)	3,460,512	(206,954)	-	-	-	3,031,015
Net income	-	-	-	-	-	-	-	-	5,335,586	5,335,586
Total recognised gains (losses) for the quarter	-	-	-	(222,543)	3,460,512	(206,954)	-	-	5,335,586	8,366,601
Depreciation of building appraisal	-	-	-	-	-	-	-	-	222,543	222,543
Balance as at March 31, 2010	19,088,429	56,346,232	10,191,315	4,368,297	16,635,819	(1,405,005)	14,000,000	56,500,000	27,579,666	203,304,753

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31, 2010 AND 2009

(Unaudited)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2010	2009	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES				
Income before income tax	8,876,514	7,126,539	7,846,450	6,990,910
Items to reconcile income before income tax				
to cash received (paid) from operating activities				
Depreciation and amortization expenses	804,292	845,055	780,981	830,186
Bad debt and doubtful accounts	2,270,080	2,951,261	2,190,709	2,934,645
Loss on debt restructuring (reversal)	(219,548)	(979,767)	(219,548)	(979,767)
Loss on foreign exchange	191,883	59,070	195,724	68,883
Amortization of discount on investment in debt securities	(36,527)	(111,015)	(35,150)	(111,289)
Unrealized loss (gain) on revaluation of trading securities	(3,063)	71,361	(217)	71,630
Unrealized loss on transfer of investments	-	11,344	-	11,344
Gain on disposal of securities for investments	(606,539)	(501,327)	(615,548)	(493,427)
Loss on impairment of investments	33,900	137,653	33,900	137,653
Gain on equity	(28,781)	(105,771)	-	-
Dividend income from associated companies	4,200	74,993	-	-
Loss on impairment of properties for sale	62,849	254,790	62,849	254,790
Gain on disposal of premises and equipment	(403)	(6,885)	(448)	(6,987)
Loss on impairment of other assets	1,031	4,953	1,204	4,953
Provisions for contingencies expenses	45,183	375,940	45,183	375,940
Interest and dividend income	(15,230,480)	(17,739,930)	(14,854,839)	(17,678,234)
Interest expenses	2,892,560	5,596,095	2,739,273	5,487,789
Proceeds from interest and dividend income	15,570,800	18,745,882	15,212,768	18,707,263
Interest expenses paid	(3,528,229)	(7,132,208)	(3,371,064)	(7,021,929)
Decrease (increase) in other accrued receivables	(7,296)	(38,113)	172	386
Increase in other accrued expenses	915,892	331,270	1,015,861	409,250
Income from operations before changes in operating assets and liabilities	12,008,318	9,971,190	11,028,260	9,993,989
Decrease (increase) in operating assets				
Interbank and money market items	(36,300,934)	(119,637,029)	(32,167,850)	(117,515,766)
Current investments - trading securities	520,115	2,286,843	384,453	2,127,591
Loans	(2,888,701)	41,615,788	(374,341)	40,121,939
Properties for sale	1,258,947	601,299	1,057,694	938,351
Other assets	(1,811,620)	1,584,070	(1,641,068)	2,069,717

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2010 AND 2009

(Unaudited)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2010	2009	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Increase (decrease) in operating liabilities				
Deposits	(19,772,212)	28,719,672	(20,634,063)	27,364,292
Interbank and money market items	26,806,699	(287,261)	21,398,407	636,668
Liabilities payable on demand	174,205	814,089	153,448	818,830
Short-term borrowings	(1,914,342)	28,926,033	(1,814,342)	28,548,770
Other liabilities	2,636,917	3,620,917	1,451,691	3,730,906
Cash used in operating activities before income tax	(19,282,608)	(1,784,389)	(21,157,711)	(1,164,713)
Income tax paid	(212,143)	(142,241)	(139,207)	(122,113)
Net cash used in operating activities	(19,494,751)	(1,926,630)	(21,296,918)	(1,286,826)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(41,894,540)	(40,961,511)	(41,144,190)	(39,523,207)
Proceeds from disposal of available-for-sale securities	53,484,762	28,906,909	53,254,892	27,339,427
Purchase of held-to-maturity debt securities	(10,434,126)	(3,503,853)	(3,858,256)	(1,899,951)
Proceeds from redemption of held-to-maturity debt securities	15,056,716	11,032,817	9,732,691	8,866,817
Purchase of general investments	(477,293)	(148,125)	(469,241)	(148,125)
Proceeds from disposal of general investments	46,860	491,069	38,808	491,069
Purchase of investments in associated companies	-	(42,990)	-	(42,990)
Proceeds from disposal of investments in associated companies	2,127	-	2,127	-
Purchase of premises, equipment and leasehold	(405,940)	(484,202)	(377,475)	(474,958)
Proceeds from disposal of premises and equipment	826	7,009	792	7,001
Net cash provided by (used in) investing activities	15,379,392	(4,702,877)	17,180,148	(5,384,917)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in borrowings	(30,109)	13,962	(30,109)	13,962
Dividend paid for minority interest	(17,500)	(7,000)	-	-
Net cash provided by (used in) financing activities	(47,609)	6,962	(30,109)	13,962
Effect on cash due to changes in the exchange rates	(53,229)	(40,186)	(54,929)	(44,365)
Net decrease in cash and cash equivalents	(4,216,197)	(6,662,731)	(4,201,808)	(6,702,146)
Cash and cash equivalents as at January 1,	35,779,903	41,505,777	35,675,087	41,413,640
Cash and cash equivalents as at March 31,	31,563,706	34,843,046	31,473,279	34,711,494

Notes to the financial statements form an integral part of these interim financial statements

1. REGULATORY REQUIREMENTS

The Bank is subject to various capital and regulatory requirements administered by the Bank of Thailand (BOT). Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at March 31, 2010 and December 31, 2009, the Bank complied with all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In accordance with the said announcement, the Bank submitted a plan in July 2004 to the Bank of Thailand, for approval by the Ministry of Finance, to sell the shares in Bualuang Finance Company Limited to Asia Credit Public Company Limited which had applied for a full banking license.

Following approval from the Ministry of Finance for Asia Credit Public Company Limited to establish a commercial bank in December 2004, the Bank sold all the shares held in Bualuang Finance Company Limited to Asia Credit Public Company Limited in April 2005. In this regard, the Bank must reduce the shareholding in Asia Credit Public Company Limited according to the timeframe set by the Ministry of Finance.

In September 2005, the Bank reduced the shareholding in Asia Credit Public Company Limited such that company is no longer an associated company and the remaining investment was transferred to investments in available-for-sale securities and general investments portfolio.

In December 2005, Asia Credit Public Company Limited was granted a commercial banking license from the Ministry of Finance and was renamed ACL Bank Public Company Limited.

In November 2006, the Bank exercised the right to convert the preferred shares in ACL Bank Public Company Limited into common shares. The Bank classified the entire investment in the common shares of the company as available-for-sale securities.

In December 2006, the Bank requested for approval to extend the timeframe for the reduction of the shareholding in ACL Bank Public Company Limited, which was due for execution in that month. The timeframe was extended to June 30, 2007. In June 2007, the Bank requested for another approval for further extension of that portion due for execution in that month. The Ministry of Finance did not approve the request and required the Bank to reduce the remaining shareholding by December 2007 in accordance with previous conditions.

In December 2007, the Bank requested for approval to extend the timeframe for the reduction of all the remaining shareholding aforementioned. In March 2008, the Ministry of Finance had considered but not approved such request, and required the Bank to dispose of the said shares expeditiously.

In September 2009, the Bank had entered into an agreement to sell all of its holding of 306,264,561 shares of ACL Bank Public Company Limited (ACL), representing 19.26% of ACL shares outstanding. The sale transaction took place at the same price and time as the Voluntary Tender Offer that Industrial and Commercial Bank of China Limited (ICBC) had announced that it intended to make for ACL shares. ICBC had also notified us that the Voluntary Tender Offer shall only be made upon ICBC obtaining relevant governmental, regulatory and ACL's shareholder approvals, and the Voluntary Tender Offer was subject to certain conditions including ICBC acquiring at least 51% of all the issued shares of ACL.

In April 2010, the Bank had sold all of its holding of ACL Bank Public Company Limited to Industrial and Commercial Bank of China Limited (ICBC), which had no impact on the interim financial statements for the quarter ended March 31, 2010.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE SEPARATE FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world.

2.1 The interim consolidated and the interim separate financial statements have been presented in accordance with the regulations of the Stock Exchange of Thailand (SET) regarding the Basis, Conditions and Procedures for the Preparation and Submission of Financial Statements Position and Results of Operations of Listed Companies B.E. 2544 dated January 22, 2001, and with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Parent Companies of Financial Holding Groups dated August 3, 2008.

Certain financial information which is normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2009.

The results of operations for the quarters ended March 31, 2010 are not necessarily indicative of the operating results anticipated for the full year.

The preparation of the financial statements in conformity with GAAP also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting quarter. The actual results may differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The Federation of Accounting Professions has issued the Notification of Federation of Accounting Professions No. 16/2552 dated May 21, 2009 regarding the accounting standards that have been announced in the Royal Gazette, but not yet in effective in 2010 as follows:

2.2.1 Revised accounting standards to be applied for the financial statements of the periods beginning on or after January 1, 2011, which will supersede the previously issued accounting standards are as follows :

- Accounting Framework (Revised 2007)
- TAS 24 (Revised 2007) regarding Related Party Disclosures (previously No. 47)

2.2.2 The new accounting standard to be applied for the financial statements of the periods beginning on or after January 1, 2011 is TAS 40 regarding Investment Property.

2.2.3 The new accounting standard to be applied for the financial statements of the periods beginning on or after January 1, 2012 is TAS 20 regarding Accounting for Government Grants and Disclosure of Government Assistance.

The Bank has considered the impact of the above accounting standards and determined that they will have no material impact on the Bank's financial statements in the period of initial application.

2.3 The interim consolidated financial statements for the quarters ended March 31, 2010 and 2009 included the accounts of all branches of the Bank and its subsidiaries, based on the reviewed financial statements of these companies except for the financial statements of BBL Assets Management Company Limited which was unreviewed, and the consolidated balance sheet as at December 31, 2009, included the accounts of all branches of the Bank and its subsidiaries, based on the audited financial statements of these companies and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The subsidiaries consist of BBL (Cayman) Limited, Bangkok Bank Berhad, Sinnsuptawee Asset Management Company Limited, BBL Asset Management Company Limited, Bualuang Securities Public Company Limited and Bangkok Bank (China) Company Limited. The interim consolidated financial statements for the quarter ended March 31, 2009 did not include the financial statements of Bangkok Bank (China) Company Limited as its operation had commenced in December 2009.

On December 28, 2009, the Bank changed the status of its four overseas branches in the People's Republic of China, located in Shanghai, Beijing, Xiamen and Shenzhen to Bangkok Bank (China) Company Limited, a wholly-owned subsidiary of Bangkok Bank.

In addition, the interim consolidated financial statements for the quarters ended March 31, 2010 and 2009 and the consolidated balance sheet as at December 31, 2009, also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The interim consolidated financial statements for the quarters ended March 31, 2010 and 2009 and the consolidated balance sheet as at December 31, 2009 did not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as such company's operation was discontinued and is in the process of dissolving. Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 122 million in their audited financial statements for the year ended December 31, 2005.

All subsidiaries of the Bank are registered in the Kingdom of Thailand except for BBL (Cayman) Limited which is registered in the Cayman Islands British West Indies, Bangkok Bank Berhad which is registered in Malaysia and Bangkok Bank (China) Company Limited which is registered in the People's Republic of China.

The interim consolidated financial statements for the quarters ended March 31, 2010 and 2009 included interest in associated companies' equity which was determined from the unreviewed financial statements of these companies and the consolidated balance sheet as at December 31, 2009 included interest in associated companies' equity which was determined from the unaudited financial statements of these companies except for the Bank's interest in PCC Capital Company Limited and Thai Digital ID Company Limited which was determined from the audited financial statements for the years ended December 31, 2009 and 2008, respectively.

2.4 The interim separate financial statements for the quarters ended March 31, 2010 and 2009 and the separate balance sheet as at December 31, 2009 included the accounts of all branches of the Bank. Investments in subsidiaries and associated companies were accounted for using the cost method, net of valuation allowance for impairment.

3. SIGNIFICANT ACCOUNTING POLICIES

The Bank applies accounting policies and calculation methods to the interim financial statements consistent with the most recent annual financial statements.

4. ADDITIONAL INFORMATION

4.1 Supplementary disclosures of cash flow information

Significant non-cash items for the quarters ended March 31, 2010 and 2009 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE QUARTERS ENDED	
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Unrealized gains on investments in shareholders' equity increase (decrease)	3,463	(1,213)	3,461	(1,170)
Properties for sale increased from loans payment/inactive assets	295	609	295	609
Unrealized increment per land and premises appraisal transferred to retained earnings	223	223	223	223

4.2 Investments

4.2.1 Investments consisted of the following as at March 31, 2010 and December 31, 2009 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Trading securities	2,097	2,611	1,997	2,378
Available-for-sale securities	272,319	279,374	270,090	277,697
Held-to-maturity debt securities	42,253	46,809	39,993	45,812
General investments	12,659	13,784	12,633	13,759
Investments in subsidiaries and associated companies (Note 4.2.2)	580	563	25,595	25,596
Total investments, net	329,908	343,141	350,308	365,242

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS			
	MARCH 31, 2010			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	2,096	3	(2)	2,097
Add (less) Revaluation allowance	1			-
Total	2,097			2,097
Available-for-sale securities	64,289	214	(661)	63,842
Add (less) Revaluation allowance	198			-
Less Allowance for impairment	(645)			-
Total	63,842			63,842
Held-to-maturity debt securities	20,235	13	(2)	20,246
General investments				
Regular equity securities	8			8
Total current investments, net	86,182			86,193
Long-term investments				
Available-for-sale securities	199,170	13,501	(4,194)	208,477
Add (less) Revaluation allowance	14,780			-
Less Allowance for impairment	(5,473)			-
Total	208,477			208,477
Held-to-maturity debt securities	22,018	225	(15)	22,228
General investments				
Regular equity securities	13,263			21,827
Equity securities received through debt restructuring	1,647			3,775
Total	14,910			25,602
Less Allowance for impairment	(2,259)			-
Total	12,651			25,602
Total long-term investments, net	243,146			256,307

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS			
	DECEMBER 31, 2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	2,612	2	(3)	2,611
Add (less) Revaluation allowance	(1)			-
Total	2,611			2,611
Available-for-sale securities	82,842	158	(685)	82,315
Add (less) Revaluation allowance	138			-
Less Allowance for impairment	(665)			-
Total	82,315			82,315
Held-to-maturity debt securities	24,494	54	-	24,548
General investments				
Regular equity securities	8			8
Total current investments, net	109,428			109,482
Long-term investments				
Available-for-sale securities	190,941	10,989	(4,871)	197,059
Add (less) Revaluation allowance	11,663			-
Less Allowance for impairment	(5,545)			-
Total	197,059			197,059
Held-to-maturity debt securities	22,315	179	(21)	22,473
General investments				
Regular equity securities	14,449			21,985
Equity securities received through debt restructuring	1,594			3,792
Total	16,043			25,777
Less Allowance for impairment	(2,267)			-
Total	13,776			25,777
Total long-term investments, net	233,150			245,309

Million Baht

	SEPARATE FINANCIAL STATEMENTS MARCH 31, 2010			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	1,999	-	(2)	1,997
Add (less) Revaluation allowance	(2)			-
Total	1,997			1,997
Available-for-sale securities	64,158	210	(661)	63,707
Add (less) Revaluation allowance	194			-
Less Allowance for impairment	(645)			-
Total	63,707			63,707
Held-to-maturity debt securities	18,679	13	(2)	18,690
Total current investments, net	84,383			84,394
Long-term investments				
Available-for-sale securities	197,059	13,499	(4,175)	206,383
Add (less) Revaluation allowance	14,797			-
Less Allowance for impairment	(5,473)			-
Total	206,383			206,383
Held-to-maturity debt securities	21,314	223	(13)	21,524
General investments				
Regular equity securities	13,245			21,735
Equity securities received through debt restructuring	1,647			3,775
Total	14,892			25,510
Less Allowance for impairment	(2,259)			-
Total	12,633			25,510
Total long-term investments, net	240,330			253,417

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	2,379	2	(3)	2,378
Add (less) Revaluation allowance	(1)			-
Total	2,378			2,378
Available-for-sale securities	82,644	157	(683)	82,118
Add (less) Revaluation allowance	139			-
Less Allowance for impairment	(665)			-
Total	82,118			82,118
Held-to-maturity debt securities	23,944	54	-	23,998
Total current investments, net	108,440			108,494
Long-term investments				
Available-for-sale securities	189,445	10,988	(4,854)	195,579
Add (less) Revaluation allowance	11,679			-
Less Allowance for impairment	(5,545)			-
Total	195,579			195,579
Held-to-maturity debt securities	21,868	177	(21)	22,024
General investments				
Regular equity securities	14,432			21,895
Equity securities received through debt restructuring	1,594			3,792
Total	16,026			25,687
Less Allowance for impairment	(2,267)			-
Total	13,759			25,687
Total long-term investments, net	231,206			243,290

Investments classified in accordance with the notification of the BOT as at March 31, 2010 and December 31, 2009 are presented in Note 4.3.6.

Investments in certain companies where there is a shareholding of 20% or more from debt restructuring are accounted for by the cost method, net of valuation allowance for impairment and are classified as general investments. As at March 31, 2010 and December 31, 2009, such item consisted of the investment in Thai Precision Manufacturing Co., Ltd. because the company has discontinued operations and is in the process of dissolution.

The Bank has investments in associated companies from debt restructuring for which the shareholding in excess of the legal limit has been approved by the BOT. According to the Notification of the Federation of Accounting Professions No. 27/2550 dated August 15, 2007, the Bank is waived from applying the equity method for such investments and has therefore accounted for them by using the cost method, net of valuation allowance for impairment. As at March 31, 2010, this consisted of the investments in Tri Eagles Co., Ltd. and Sammitr Motors Manufacturing PCL. and December 31, 2009, this consisted of the investments in Tri Eagles Co., Ltd., Sammitr Motors Manufacturing PCL. and CBNP (Thailand) Co., Ltd. (See Note 4.2.3).

As at March 31, 2010 and December 31, 2009, the Bank had investments in 26 companies and 27 companies, amounting to cost value of Baht 423 million and Baht 422 million, respectively, which are companies whose prospects as a going concern are uncertain or are unlisted companies but whose financial positions and operations would fall under the SET delisting criteria. The Bank had set aside allowance for impairment of these investments amounting to Baht 420 million and Baht 419 million, respectively. These companies had a net book value totaling Baht 3 million and Baht 3 million, respectively.

As at March 31, 2010 and December 31, 2009, the Bank had investments in 6 listed companies and 5 listed companies, respectively, that are under the SET delisting criteria, amounting to Baht 133 million and Baht 130 million, respectively with the fair value of Baht 59 million and Baht 59 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 74 million and Baht 71 million, respectively.

For the quarters ended March 31, 2010 and 2009, the Bank has set aside allowances for impairment of investments amounting to Baht 34 million and Baht 138 million, respectively.

As at March 31, 2010 and December 31, 2009, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from Thai Asset Management Corporation (TAMC), amounting to Baht 12,419 million and Baht 12,903 million, respectively (See Note 4.3.5).

On December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

In 2006, the subsidiary had partially disposed of the investment and recognized gain on sale of investment amounting to Baht 1,335 million. The Bank recorded such transaction by reducing other liabilities by Baht 1,732 million, and recognized gain on sale of investment amounting to Baht 1,341 million.

In 2009, the subsidiary had partially disposed of the investment and recognized loss on sale of investment amounting to Baht 133 million. The Bank recorded such transaction by reducing other liabilities by Baht 186 million, and recognized gain on sale of investment amounting to Baht 173 million.

In 2010, the subsidiary had partially disposed of the investment and recognized loss on sale of investment amounting to Baht 3 million. The Bank recorded such transaction by reducing other liabilities by Baht 5 million, and recognized gain on sale of investment amounting to Baht 4 million.

4.2.2 As at March 31, 2010 and December 31, 2009, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend* Received
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	36.29%	43	321	-
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15	107	4
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	-	-	-
National ITMX Co., Ltd.	Service	Ordinary share	24.81%	13	71	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	72	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	9	-
Total				71	580	
Less Allowance for impairment				(2)	-	
Investments in associated companies, net				69	580	

* Dividend received for the quarter ended March 31, 2010.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received *
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	36.29%	43	306	2
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15	111	75
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	-	-	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	14	70	-
PCC Capital Co., Ltd. **	Service	Ordinary share	30.82%	-	68	-
Thai Digital ID Co., Ltd. **	Service	Ordinary share	30.82%	-	8	-
Total				72	563	
Less Allowance for impairment				(2)	-	
Investments in associated companies, net				70	563	

Million Baht

SEPARATE FINANCIAL STATEMENTS

MARCH 31, 2010

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend Received ***
Subsidiaries					
BBL (Cayman) Limited	Finance	Ordinary share	100.00%	2	-
Bangkok Bank Berhad	Banking	Ordinary share	100.00%	2,780	-
Sinnsuptawee Asset Management Co., Ltd.	Asset management	Ordinary share	100.00%	2,500	-
Bangkok Bank (China) Co., Ltd.	Banking	Ordinary share	100.00%	19,585	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	77.21%	183	52
Bualuang Securities PCL.	Securities	Ordinary share	56.34%	571	-
Associated companies					
BSL Leasing Co., Ltd.	Finance	Ordinary share	36.29%	43	-
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15	4
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	-	-
National ITMX Co., Ltd.	Service	Ordinary share	24.81%	13	-
PCC Capital Co., Ltd. **	Service	Ordinary share	30.82%	-	-
Thai Digital ID Co., Ltd. **	Service	Ordinary share	30.82%	-	-
Total				25,692	
Less Allowance for impairment				(97)	
Investments in subsidiaries and associated companies, net				25,595	

* Dividend received for the year ended December 31, 2009.

** Being associated companies of the Bank through indirect holdings of other associated companies.

*** Dividend received for the quarter ended March 31, 2010.

Million Baht

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend Received*
	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2009				
Subsidiaries					
BBL (Cayman) Limited	Finance	Ordinary share	100.00%	2	-
Bangkok Bank Berhad	Banking	Ordinary share	100.00%	2,780	-
Sinnsuptawee Asset Management Co., Ltd.	Asset management	Ordinary share	100.00%	2,500	-
Bangkok Bank (China) Co., Ltd.	Banking	Ordinary share	100.00%	19,585	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	77.37%	183	63
Bualuang Securities PCL.	Securities	Ordinary share	56.34%	571	71
Associated companies					
BSL Leasing Co., Ltd.	Finance	Ordinary share	36.29%	43	2
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15	75
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	-	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	14	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Total				25,693	
Less Allowance for impairment				(97)	
Investments in subsidiaries and associated companies, net				25,596	

The summarized financial information of associated companies are as follows :

Million Baht

Company	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss
	CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2010			December 31, 2009		
Associated companies						
BSL Leasing Co., Ltd.	4,865	3,982	-	4,563	3,712	-
Processing Center Co., Ltd.	425	78	-	401	43	-
WTA (Thailand) Co., Ltd.	-	-	-	-	-	-
National ITMX Co., Ltd.	454	168	-	444	189	-
PCC Capital Co., Ltd.***	287	3	-	275	4	-
Thai Digital ID Co., Ltd.***	83	4	-	80	3	-

* Dividend received for the year ended December 31, 2009.

** Being associated companies of the Bank through indirect holdings of other associated companies.

*** The consolidated financial statements as at March 31, 2010 and December 31, 2009 determined from associated companies' financial information as at December 31, 2009 and 2008, respectively.

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED					
	March 31, 2010			March 31, 2009		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	209	43	-	262	55	-
Processing Center Co., Ltd.	49	5	-	56	13	-
WTA (Thailand) Co., Ltd.	-	-	-	-	-	-
National ITMX Co., Ltd.	91	29	-	138	96	-
PCC Capital Co., Ltd.*	27	13	-	59	38	-
Thai Digital ID Co., Ltd.*	18	3	-	21	8	-

4.2.3 As at March 31, 2010 and December 31, 2009, the Bank had investments in associated companies from debt restructuring for which the BOT had approved the shareholding in excess of the legal limit. Such investments are accounted for by the cost method, net of valuation allowance for impairment, in total amounting to Baht 23 million. Details and financial information of such investments are as follows (See Note 4.2.1) :

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2010				
	Type of Business	Type of Shares	Direct and Indirect Share Holding	Total Assets**	Total Liabilities**
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	43.97%	35	-
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	29.99%	3,274	2,946

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009				
	Type of Business	Type of Shares	Direct and Indirect Share Holding	Total Assets	Total Liabilities
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	43.97%	35	-
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	29.99%	3,274	2,946
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	20.80%	1,528	6,492

* The consolidated financial statements for the quarters ended March 31, 2010 and 2009 determined from associated companies' financial information for the years ended December 31, 2009 and 2007, respectively.

** The consolidated financial statements as at March 31, 2010 determined from companies' financial information as at December 31, 2009.

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS* FOR THE QUARTERS ENDED					
	March 31, 2010			March 31, 2009		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Tri Eagles Co., Ltd.	1	1	-	1	-	-
Sammitr Motors Manufacturing PCL.	2,979	(94)	-	3,308	(220)	-
CBNP (Thailand) Co., Ltd.**	-	-	-	97	(478)	(100)

Had the Bank applied the equity method to the aforementioned investments from debt restructuring, the impact on the financial statements would have been as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease)	
	March 31, 2010	December 31, 2009
BALANCE SHEETS		
Assets		
Investments in subsidiaries and associated companies, net	91	146
Shareholders' equity		
Unrealized increment per assets appraisal	220	242
Foreign exchange adjustment	(26)	(23)
Retained earnings - Unappropriated	(103)	(73)

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease) FOR THE QUARTERS ENDED	
	March 31, 2010	March 31, 2009
STATEMENTS OF INCOME		
Non-interest income		
Gain on investments	-	(312)
Gain on equity	(28)	(60)
Net income	(28)	(372)
Earnings per share (Baht)	-	(0.19)

* The consolidated financial statements for the quarters ended March 31, 2010 and 2009 determined from companies' financial information for the years ended December 31, 2009 and 2008, respectively.

** As at March 31, 2010, no longer associated company.

	Million Baht	
	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease)	
	FOR THE QUARTERS ENDED	
	March 31, 2010	March 31, 2009
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY		
Balance as at January 1,		
Unrealized increment per assets appraisal	242	257
Foreign exchange adjustment	(23)	(24)
Retained earnings - Unappropriated	(73)	299

4.2.4 As at March 31, 2010 and December 31, 2009, the Bank and subsidiaries had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Manufacturing and commercial	116	116	116	116
Real estate and construction	201	201	201	201
Utilities and services	19	16	19	16
Others	4,407	4,256	4,407	4,256
Total	4,743	4,589	4,743	4,589

4.3 Loans and accrued interest receivable

4.3.1 As at March 31, 2010 and December 31, 2009, the Bank and subsidiaries had classified loans and allowance for doubtful accounts in accordance with the notification of the BOT as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2010			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,058,033	557,009	1	6,831
Special mentioned	33,512	18,578	2	377
Substandard	6,145	952	100	1,180
Doubtful	10,490	4,500	100	5,021
Doubtful of loss	39,773	18,299	100	19,196
Total	1,147,953	599,338		32,605
Add Allowance for doubtful accounts which exceed the provision required by the BOT				29,967
Total				62,572

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,070,895	453,564	1	6,919
Special mentioned	18,921	5,872	2	142
Substandard	5,689	752	100	1,070
Doubtful	13,154	4,957	100	5,471
Doubtful of loss	36,802	17,642	100	18,383
Total	1,145,461	482,787		31,985
Add Allowance for doubtful accounts which exceed the provision required by the BOT				28,532
Total				60,517

				Million Baht
	SEPARATE FINANCIAL STATEMENTS MARCH 31, 2010			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,016,357	522,979	1	6,503
Special mentioned	32,839	18,056	2	366
Substandard	5,562	686	100	943
Doubtful	10,377	4,387	100	4,909
Doubtful of loss	38,265	17,219	100	17,769
Total	1,103,400	563,327		30,490
Add Allowance for doubtful accounts which exceed the provision required by the BOT				29,638
Total				60,128

				Million Baht
	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2009			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,031,443	419,866	1	6,589
Special mentioned	18,131	5,378	2	132
Substandard	5,539	686	100	1,004
Doubtful	13,054	4,863	100	5,377
Doubtful of loss	35,266	16,573	100	16,922
Total	1,103,433	447,366		30,024
Add Allowance for doubtful accounts which exceed the provision required by the BOT				28,090
Total				58,114

As at March 31, 2010 and December 31, 2009, the consolidated and the separate financial statements included the allowance for doubtful accounts on a collective approach for loans, classified as normal and special mentioned amounted to Baht 2,581 million and Baht 2,540 million, respectively.

4.3.2 As at March 31, 2010 and December 31, 2009, the Bank and subsidiaries had unearned discounts as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
				Million Baht
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Unearned discounts	566	410	536	378

4.3.3 As at March 31, 2010 and December 31, 2009, the Bank and subsidiaries had non-performing loans (NPLs), defined according to the BOT's notification as loans classified as substandard, doubtful and doubtful of loss, including interbank and money market items, but excluding accrued interest receivable, as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
				Million Baht
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
NPLs before allowance for doubtful accounts	56,381	55,638	54,196	53,852
NPLs as percentage of total loans	4.30	4.36	4.28	4.36
Net NPLs after allowance for doubtful accounts	27,431	26,673	27,013	26,509
Net NPLs as percentage of net total loans	2.14	2.14	2.18	2.20

4.3.4 As at March 31, 2010 and December 31, 2009, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank and subsidiaries had provided an allowance for doubtful accounts, as follows :

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2010				
					Million Baht
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	2	-	-	-
Listed companies identified for delisting	7	1,429	967	669	669
Total	8	1,431	967	669	669

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	2	-	-	-
Listed companies identified for delisting	7	1,437	967	667	667
Total	8	1,439	967	667	667

Million Baht

	SEPARATE FINANCIAL STATEMENTS MARCH 31, 2010				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	2	-	-	-
Listed companies identified for delisting	7	1,429	967	669	669
Total	8	1,431	967	669	669

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2009				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	2	-	-	-
Listed companies identified for delisting	7	1,437	967	667	667
Total	8	1,439	967	667	667

4.3.5 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a

non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC. As at March 31, 2010 and December 31, 2009, the Bank has set aside provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 2,378 million and Baht 2,354 million, respectively.

In March 2007, the Bank received notification from TAMC that the allocation of profit or loss at the end of the fifth year for the Bank is a profit of Baht 393 million. Such allocation of profit or loss is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year, and there has been no actual payment made. Therefore, the Bank has not recognized such profit in the accounts.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until March 31, 2010 and December 31, 2009 in the amount of Baht 25,484 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

As at March 31, 2010 and December 31, 2009, the Bank has non-negotiable promissory notes from TAMC as payment for certain portions of the impaired assets transferred amounting to Baht 12,419 million and Baht 12,903 million, respectively (See Note 4.2.1). In the third quarter of 2006, TAMC notified the Bank of the revision of the value given for the impaired assets transferred that are secured by assets which TAMC considers as not being collateral assets. The Bank has decreased the value of the non-negotiable promissory notes from TAMC and recognized the loss on assets transferred to TAMC amounting to Baht 2,761 million.

For the quarter ended March 31, 2010 and for the year ended December 31, 2009, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 484 million and Baht 1,078 million, respectively (See Note 4.2.1).

4.3.6 As at March 31, 2010 and December 31, 2009, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2010				
	Loans and Accrued Interest Receivables	**Investments**	**Properties for Sale**	**Other Assets**	**Total**
Normal	1,058,033	-	-	-	1,058,033
Special mentioned	33,512	-	-	-	33,512
Substandard	6,145	-	-	-	6,145
Doubtful	10,490	-	-	-	10,490
Doubtful of loss	39,773	7,183	2,323	2,272	51,551
Total	1,147,953	7,183	2,323	2,272	1,159,731

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009				
	Loans and Accrued Interest Receivables	**Investments**	**Properties for Sale**	**Other Assets**	**Total**
Normal	1,070,895	-	-	-	1,070,895
Special mentioned	18,921	-	-	-	18,921
Substandard	5,689	-	-	-	5,689
Doubtful	13,154	-	-	-	13,154
Doubtful of loss	36,802	7,857	2,413	2,306	49,378
Total	1,145,461	7,857	2,413	2,306	1,158,037

Million Baht

	SEPARATE FINANCIAL STATEMENTS MARCH 31, 2010				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,016,357	-	-	-	1,016,357
Special mentioned	32,839	-	-	-	32,839
Substandard	5,562	-	-	-	5,562
Doubtful	10,377	-	-	-	10,377
Doubtful of loss	38,265	7,165	1,867	2,272	49,569
Total	1,103,400	7,165	1,867	2,272	1,114,704

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2009				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,031,443	-	-	-	1,031,443
Special mentioned	18,131	-	-	-	18,131
Substandard	5,539	-	-	-	5,539
Doubtful	13,054	-	-	-	13,054
Doubtful of loss	35,266	7,838	1,936	2,306	47,346
Total	1,103,433	7,838	1,936	2,306	1,115,513

4.3.7 Troubled debt restructurings

Details of the restructured debts of the Bank for the quarters ended March 31, 2010 and 2009, classified into the restructuring methods are as follows :

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTERS ENDED MARCH 31, 2010			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	19	99	Land, building	99
Debt-equity conversion	3	25	Share capital	25
Debt restructuring in				
various forms	3,188	10,536		
Total	3,210	10,660		

The weighted average tenure of the above mentioned restructuring is 4 years; and the total debt outstanding after debt restructuring is Baht 10,660 million.

Million Baht

Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTERS ENDED MARCH 31, 2009			
Asset transfer	54	142	Land, building, condominium	142
Debt restructuring in various forms	5,460	20,627		
Total	5,514	20,769		

The weighted average tenure of the above mentioned restructuring is 6 years; and the total debt outstanding after debt restructuring is Baht 20,769 million.

For the quarters ended March 31, 2010 and 2009, the Bank recognized interest income from restructured debts amounting to Baht 1,685 million and Baht 1,324 million, respectively.

As at March 31, 2010 and December 31, 2009, the Bank had balances of loan to restructured debtors amounting to Baht 119,354 million and Baht 123,711 million, respectively.

Disclosures for the consolidated financial statements for troubled debt restructurings which occurred during the quarters ended March 31, 2010 and 2009 have not been provided, as such information is not significantly different from the above disclosures relating to the Bank.

4.4 Borrowings

4.4.1 Classified by types of securities and sources of fund as at March 31, 2010 and December 31, 2009, as follows:

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2010			December 31, 2009		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Unsecured subordinated notes	-	14,560	14,560	-	15,010	15,010
Borrowings under repurchase agreement	5,000	-	5,000	5,000	-	5,000
Bills of exchange	64,619	-	64,619	66,533	-	66,533
Others	255	-	255	286	-	286
Less Discount on borrowings	-	(6,691)	(6,691)	-	(6,706)	(6,706)
Total	69,874	7,869	77,743	71,819	8,304	80,123

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	March 31, 2010			December 31, 2009		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	14,560	14,560	-	15,010	15,010
Borrowings under repurchase agreement	5,300	-	5,300	5,200	-	5,200
Bills of exchange	64,619	-	64,619	66,533	-	66,533
Others	255	-	255	286	-	286
Less Discount on borrowings	-	(6,691)	(6,691)	-	(6,706)	(6,706)
Total	70,174	7,869	78,043	72,019	8,304	80,323

4.4.2 Classified by types of securities, currency, maturity and interest rate as at March 31, 2010 and December 31, 2009, as follows:

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS				
Types	Currency	Maturity	Interest Rate	Amount	
				March 31, 2010	December 31, 2009
Short-term borrowings					
Borrowings under repurchase agreement	THB	2010	1.10% - 1.23%	5,000	5,000
Bills of exchange	THB	2010 - 2011	1.00% - 2.375%	64,619	66,533
Others	THB	2010 - 2011	0.00% - 0.50%	11	15
Total short-term borrowings				69,630	71,548
Long-term borrowings					
Unsecured subordinated notes	USD	2029	9.025%	14,560	15,010
Others	THB	2011 - 2015	0.00% - 0.50%	244	271
Less Discount on borrowings				(6,691)	(6,706)
Total long-term borrowings				8,113	8,575
Total				77,743	80,123

Million Baht

Types	Currency	Maturity	Interest Rate	SEPARATE FINANCIAL STATEMENTS Amount	
				March 31, 2010	December 31, 2009
Short-term borrowings					
Borrowings under repurchase agreement	THB	2010	1.10% - 1.23%	5,300	5,200
Bills of exchange	THB	2010 - 2011	1.00% - 2.375%	64,619	66,533
Others	THB	2010 - 2011	0.00% - 0.50%	11	15
Total short-term borrowings				69,930	71,748
Long-term borrowings					
Unsecured subordinated notes	USD	2029	9.025%	14,560	15,010
Others	THB	2011 - 2015	0.00% - 0.50%	244	271
Less Discount on borrowings				(6,691)	(6,706)
Total long-term borrowings				8,113	8,575
Total				78,043	80,323

4.5 Share capital

The Bank's share capital consists of :

- Ordinary shares
- Class A and Class B preferred shares, the holders of which have rights according to Article 3 of the Bank's Articles of Association.

As at March 31, 2010 and December 31, 2009, the Bank had registered share capital of Baht 40,000,000,000 divided into ordinary shares and preferred shares totaling 4,000,000,000 shares, with par value of Baht 10 each, details of which are as follows :

Type	Number of Registered Shares	
	March 31, 2010	December 31, 2009
Ordinary shares	3,998,345,000	3,998,345,000
Class A preferred shares	655,000	655,000
Class B preferred shares	1,000,000	1,000,000
Total	4,000,000,000	4,000,000,000

The allocation of ordinary shares and preferred shares are in accordance with the resolutions of the 12th ordinary shareholders' meeting convened on April 12, 2005, as per the following details :

1. Allocation of 1,339,502,106 ordinary shares as follows :

   1.1) Allocation of 459,502,106 ordinary shares for offer and sale to the general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders and the beneficial owners of the ordinary shares in proportion to their shareholdings.

2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS).

3. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank.

4. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank.

5. Allocation of 655,000 Class A preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds.

6. Allocation of 1,000,000 Class B preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The offer and sale of the Bank's securities shall comply with the regulations prescribed by the Securities and Exchange Commission.

4.6 Capital management

It is the Bank's policy to maintain an adequate level of capital to support the business strategies and growth and to meet regulatory requirements. The Bank regularly assesses its capital position under various scenarios in order to anticipate capital requirements for the purpose of its capital planning and management process.

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital to total risk assets of not less than 8.50% and that Tier 1 capital must not be less than 4.25% of the total risk assets.

As at March 31, 2010 and December 31, 2009, the Bank had capital fund and maintained capital adequacy ratios to risk assets in accordance with the BOT's Notification relating to the Basel II guidelines as follows:

		Million Baht
	March 31, 2010	**December 31, 2009**
Tier 1 capital	153,577	153,731
Paid-up share capital	19,088	19,088
Premium on share capital	56,346	56,346
Legal reserve	14,000	14,000
Reserves appropriated from the net profit	56,500	56,500
Retained earnings after appropriation	11,104	11,104
Deductions from Tier 1 capital	(3,461)	(3,307)
Tier 2 capital	36,726	36,215
Total capital fund	190,303	189,946

	Percentage	
	March 31, 2010	**December 31, 2009**
Total capital to risk assets	15.54	15.51
Tier 1 capital to risk assets	12.54	12.55

4.7 The appropriation of the profit and the dividends payment

On April 10, 2009, the 16th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2008 as follows :

- The appropriation as legal reserve and as other reserves amounting to Baht 1,000 million and Baht 10,000 million, respectively, with the amount to be appropriated for the period of January - June 2008 amounting to Baht 500 million as legal reserve and Baht 5,000 million as other reserves (all of which had already been appropriated as stated in the financial statements for the year ended December 31, 2008), and the amount to be appropriated for the period of July - December 2008 amounting to Baht 500 million as legal reserve and Baht 5,000 million as other reserves.

- The payment of dividend at the rate of Baht 3.00 per ordinary share, totaling Baht 5,727 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share amounting to Baht 1,909 million on September 26, 2008, and the remaining amount will be paid on May 7, 2009 at the rate of Baht 2.00 per share amounting to Baht 3,818 million.

On August 27, 2009, the meeting of the Board of Directors of the Bank No. 8/2009 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserve and as other reserves for the period of January - June 2009 amounting to Baht 500 million and Baht 5,000 million, respectively.
- The payment of interim dividend at the rate of Baht 1.00 per ordinary share amounting to Baht 1,909 million on September 25, 2009.

4.8 Commitments

As at March 31, 2010 and December 31, 2009, the Bank and subsidiaries had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2010			December 31, 2009		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	3,006	234	3,240	2,530	181	2,711
Guarantees of loans	496	3,673	4,169	496	3,541	4,037
Other guarantees	87,882	13,987	101,869	84,005	15,391	99,396
Liability under unmatured import bills	821	9,726	10,547	1,452	10,119	11,571
Letters of credit	1,471	29,863	31,334	1,231	28,544	29,775
Foreign exchange agreements						
Bought	12,653	263,100	275,753	13,724	301,436	315,160
Sold	12,364	354,691	367,055	13,693	392,629	406,322
Interest rate agreements						
Bought	25,768	2,234	28,002	5,619	1,535	7,154
Sold	25,768	2,234	28,002	5,656	1,535	7,191
Credit derivatives	-	1,619	1,619	-	1,668	1,668
Amount of unused bank overdraft	139,532	2,385	141,917	138,818	2,264	141,082
Others	22,492	5,998	28,490	7,177	2,116	9,293
Total	332,253	689,744	1,021,997	274,401	760,959	1,035,360

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	March 31, 2010			December 31, 2009		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	3,006	234	3,240	2,530	181	2,711
Guarantees of loans	491	3,507	3,998	491	3,374	3,865
Other guarantees	87,881	13,246	101,127	84,006	14,700	98,706
Liability under unmatured import bills	821	9,581	10,402	1,452	9,743	11,195
Letters of credit	1,471	28,644	30,115	1,231	28,055	29,286
Foreign exchange agreements						
Bought	12,564	262,355	274,919	13,719	301,193	314,912
Sold	12,273	353,805	366,078	13,692	392,473	406,165
Interest rate agreements						
Bought	25,768	2,234	28,002	5,619	1,535	7,154
Sold	25,768	2,234	28,002	5,619	1,535	7,154
Credit derivatives	-	1,619	1,619	-	1,668	1,668
Amount of unused bank overdraft	139,532	1,272	140,804	138,818	1,175	139,993
Others	22,492	6,043	28,535	7,326	2,116	9,442
Total	332,067	684,774	1,016,841	274,503	757,748	1,032,251

4.9 Assets pledged as collateral and under restriction

The Bank had investments in government securities and state enterprise securities which have been pledged as collateral for repurchase agreements and for commitments with government agencies. The book value of such securities, net of valuation allowances for impairment, as at March 31, 2010 and December 31, 2009 amounted to Baht 50,486 million and Baht 33,148 million, respectively.

The Bank had investments in equity securities which allow the pre-determined parties to buy such securities or have restriction on sale for a temporary period. The book value of such securities, net of valuation allowances for impairment, as at March 31, 2010 and December 31, 2009 amounted to Baht 4,493 million and Baht 45 million, respectively.

A subsidiary of the Bank had properties for sale with restrictions on sale, transfer, pledge and/or other commitments at the book value, net of valuation allowances for impairment, as at March 31, 2010 and December 31, 2009, amounted to Baht 515 million.

4.10 Litigation

As at March 31, 2010 and December 31, 2009, a number of civil proceedings have been brought against the Bank and subsidiaries in the ordinary course of business. The Bank and subsidiaries believe that such proceedings, when resolved, will not materially affect the Bank and subsidiaries's financial position and result of operations.

4.11 Related party transactions

Related parties of the Bank consisted of the Bank's directors, executives at the level of executive vice president and higher, or any parties related to the aforementioned persons, including the entities in which the Bank, the Bank's directors, or executives at the level of executive vice president and higher, or any parties related to the aforementioned persons, together have 10% or more combined beneficial ownership and/or managerial control.

As at March 31, 2010 and December 31, 2009, the Bank had significant assets, liabilities and commitments with related parties, as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
PLACEMENT				
Subsidiaries				
Bangkok Bank Berhad	-	-	227	435
Bangkok Bank (China) Co., Ltd.	-	-	14,171	14,653
Total	-	-	14,398	15,088
LOANS				
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd.	-	-	4,053	5,053
Associated company				
BSL Leasing Co., Ltd.	740	999	740	999
Related restructured debtors	8,251	8,224	8,251	8,224
Other related parties	9,052	11,577	9,052	11,577
Total	18,043	20,800	22,096	25,853
ALLOWANCE FOR DOUBTFUL ACCOUNTS				
Subsidiary				
Sinnsuptawee Asset Management Co.,	-	-	41	51
Associated company				
BSL Leasing Co., Ltd.	7	10	7	10
Related restructured debtors	3,715	3,707	3,715	3,707
Other related parties	70	98	70	98
Total	3,792	3,815	3,833	3,866
OTHER ASSETS				
Subsidiaries				
Sinnsuptawee Asset Management Co., Ltd.	-	-	-	6
Bangkok Bank (China) Co., Ltd.	-	-	66	71
Associated companies				
BSL Leasing Co., Ltd.	-	4	-	4
Processing Center Co., Ltd.	11	6	11	6
Related restructured debtors	19	22	19	22
Other related parties	21	36	21	36
Total	51	68	117	145

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
DEPOSITS				
Subsidiaries				
BBL (Cayman) Limited	-	-	659	679
Bangkok Bank Berhad	-	-	60	79
Sinnsuptawee Asset Management Co., Ltd.	-	-	45	21
BBL Asset Management Co., Ltd.	-	-	10	13
Bualuang Securities PCL.	-	-	21	16
Bangkok Bank (China) Co., Ltd.	-	-	29	44
Associated companies				
BSL Leasing Co., Ltd.	18	19	18	19
Processing Center Co., Ltd.	94	168	94	168
National ITMX Co., Ltd.	4	10	4	10
PCC Capital Co., Ltd.	8	51	8	51
Thai Digital ID Co., Ltd.	16	26	16	26
Related restructured debtors	1,033	1,034	1,033	1,034
Other related parties	6,681	9,810	6,681	9,810
Total	7,854	11,118	8,678	11,970
BORROWINGS				
Subsidiaries				
Sinnsuptawee Asset Management Co., Ltd.	-	-	300	200
Bualuang Securities PCL.	-	-	490	930
Bangkok Bank (China) Co., Ltd.	-	-	863	-
Total	-	-	1,653	1,130
OTHER LIABILITIES				
Subsidiaries				
Sinnsuptawee Asset Management Co., Ltd.	-	-	1,400	1,405
Bualuang Securities PCL.	-	-	1	-
Associated companies				
Processing Center Co., Ltd.	1	-	1	-
National ITMX Co., Ltd.	6	7	6	7
Related restructured debtors	1	-	1	-
Other related parties	7	14	7	14
Total	15	21	1,416	1,426

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	Million Baht
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
COMMITMENTS				
Subsidiaries				
Bangkok Bank Berhad	-	-	895	635
Sinnsuptawee Asset Management Co.,	-	-	1	1
Bualuang Securities PCL.	-	-	-	150
Related restructured debtors	411	609	411	609
Other related parties	1,068	1,082	1,068	1,082
Total	1,479	1,691	2,375	2,477

For the quarter ended March 31, 2010, the Bank charged interest at rates between 1.00% to 15.00% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 2.00% to 13.25%, on money market loans between 1.35% to 4.15%, on default loans at 15.00% and on other loans between 1.00% to 5.73%.

For the year ended December 31, 2009, the Bank charged interest at rates between 1.00% to 15.00% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 2.7376% to 13.25%, on money market loans between 1.32% to 3.88%, on default loans at 15.00% and on other loans between 1.00% to 11.50%.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and the separate financial statements, investments in subsidiaries and associated companies as at March 31, 2010 and December 31, 2009 are shown in Note 4.2.2.

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The prices, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

The Bank had significant income and expenses with related parties as follows :

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE QUARTERS ENDED	
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Interest and discount received				
Subsidiaries				
Bangkok Bank Berhad	-	-	1	7
Sinnsuptawee Asset Management Co., Ltd.	-	-	15	79
Bangkok Bank (China) Co., Ltd.	-	-	21	-
Associated company				
BSL Leasing Co., Ltd.	9	32	9	32
Related restructured debtors	79	53	79	53
Other related parties	96	209	96	209
Total	184	294	221	380
Fees and service income				
Subsidiaries				
BBL Asset Management Co., Ltd.	-	-	152	128
Bualuang Securities PCL.	-	-	1	-
Associated company				
Processing Center Co., Ltd.	-	1	-	1
Related restructured debtors	2	1	2	1
Other related parties	4	-	4	-
Total	6	2	159	130
Dividend income				
Subsidiary				
BBL Asset Management Co., Ltd.	-	-	52	21
Associated company				
Processing Center Co., Ltd.	4	75	4	75
Total	4	75	56	96

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE QUARTERS ENDED	
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Other income				
Subsidiary				
Bangkok Bank (China) Co., Ltd.	-	-	11	-
Associated company				
National ITMX Co., Ltd.	-	1	-	1
Total	-	1	11	1
Interest paid				
Subsidiaries				
BBL (Cayman) Limited	-	-	1	2
Sinnsuptawee Asset Management Co., Ltd.	-	-	1	1
Bualuang Securities PCL.	-	-	2	2
Related restructured debtors	1	1	1	1
Other related parties	8	20	8	20
Total	9	21	13	26
Fees and service Expenses				
Subsidiary				
Bualuang Securities PCL.	-	-	3	-
Other expenses				
Subsidiary				
Bualuang Securities PCL.	-	-	1	-
Associated companies				
Processing Center Co., Ltd.	1	-	1	-
National ITMX Co., Ltd.	19	26	19	26
Related restructured debtors	10	11	10	11
Other related parties	38	169	38	169
Total	68	206	69	206

For the quarter ended March 31, 2009, the Bank sold properties for sale to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 598 million for Baht 430 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties for sale amounting to Baht 168 million, there was no gain or loss to the Bank from these sale transactions. No such transactions were entered into during the quarter ended March 31, 2010.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the regulation of the Asset Management Company (AMC), dated November 27, 2000, which required the Bank to disclose the statements of cash flows of the AMC of the Bank in the notes to the financial statements, the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE QUARTERS ENDED MARCH 31, 2010 AND 2009
"UNAUDITED"

		Million Baht
	2010	**2009**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income before income tax	880	17
Items to reconcile net income to cash received (paid) from operating activities		
Loss (gain) on disposal of securities	3	(1)
Interest and dividend income	(10)	(11)
Interest expenses	15	60
Proceeds from interest and dividend income	1	-
Interest expenses paid	(15)	(60)
Income from operations before change in operating assets and liabilities	874	5
Operating assets (increase) decrease		
Securities purchased under resale agreements	(100)	-
Properties for sale	201	(366)
Operating liabilities increase (decrease)		
Accrued expenses	(2)	(4)
Deposits	-	1
Cash provided by (used in) operating activities before income tax	973	(364)
Income tax paid	(17)	(1)
Proceeds from withholding tax recoverable	18	-
Net cash provided by (used in) operating activities	974	(365)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of available-for-sale securities	(57)	(966)
Proceeds from disposal of available-for-sale securities	112	723
Net cash provided by (used in) investing activities	55	(243)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for loan from the parent company	(1,000)	(254)
Net cash used in financing activities	(1,000)	(254)
Net increase (decrease) in cash and cash equivalents	29	(862)
Cash and cash equivalents as at January 1,	16	869
Cash and cash equivalents as at March 31,	45	7

4.12 The results of operation classified by domestic and foreign operations

The results of operations for the quarters ended March 31, 2010 and 2009 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED MARCH 31, 2010			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	13,828	1,941	(538)	15,231
Interest expenses	(2,484)	(947)	538	(2,893)
Net interest income	11,344	994	-	12,338
Non-interest income	8,110	315	-	8,425
Non-interest expenses	(10,809)	(1,077)	-	(11,886)
Income before income tax	8,645	232	-	8,877

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED MARCH 31, 2009			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	16,178	2,742	(1,180)	17,740
Interest expenses	(4,965)	(1,811)	1,180	(5,596)
Net interest income	11,213	931	-	12,144
Non-interest income	6,343	343	-	6,686
Non-interest expenses	(10,058)	(1,645)	-	(11,703)
Income before income tax	7,498	(371)	-	7,127

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED MARCH 31, 2010			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	13,880	1,510	(535)	14,855
Interest expenses	(2,487)	(787)	535	(2,739)
Net interest income	11,393	723	-	12,116
Non-interest income	6,746	287	-	7,033
Non-interest expenses	(10,509)	(794)	-	(11,303)
Income before income tax	7,630	216	-	7,846

	Million Baht			
	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED MARCH 31, 2009			
	Domestic Operations	**Foreign Operations**	**Elimination**	**Total**
Interest and dividend income	16,321	2,528	(1,171)	17,678
Interest expenses	(4,968)	(1,691)	1,171	(5,488)
Net interest income	11,353	837	-	12,190
Non-interest income	5,962	317	-	6,279
Non-interest expenses	(9,888)	(1,590)	-	(11,478)
Income before income tax	7,427	(436)	-	6,991

The basis for the determination of income and expenses charged between the branches and head office or between the branches is established by the head office, which is closed to the funding cost.

4.13 Events after the balance sheet date

On April 12, 2010, the 17th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2009 as follows :

- The appropriation as legal reserve and as other reserves amounting to Baht 1,000 million and Baht 5,000 million, respectively, with the amount to be appropriated for the period of January - June 2009 amounting to Baht 500 million as legal reserve and Baht 5,000 million as other reserves (all of which had already been appropriated as stated in the financial statements for the year ended December 31, 2009), and the amount to be appropriated for the period of July - December 2009 amounting to Baht 500 million as legal reserve.

- The payment of dividend at the rate of Baht 4.00 per ordinary share, totaling Baht 7,635 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share amounting to Baht 1,909 million on September 25, 2009, and the remaining amount will be paid on May 7, 2010 at the rate of Baht 3.00 per share amounting to Baht 5,726 million.

4.14 Approval of the financial statements

On May 11, 2010, the Audit Committee and the Board of Executive Directors have authorized for issue these financial statements.